Exhibit 4.7

[Telecom Logo]

11 November 2003

Theresa Gattung

Chief Executive Officer

Telecom New Zealand Limited

PO Box 570

WELLINGTON

Dear Theresa,

VARIATION TO TERMS AND CONDITIONS

Further to my letter dated 19 August 2003 and following the relevant shareholder approvals being obtained at the recent Annual General Meeting, I confirm the following changes to your terms and conditions as set out in your individual employment agreement with Telecom dated 10 August 1999 (“your contract”).

REMUNERATION AND BENEFITS

Your Total Base Remuneration in clause 3.2 of your contract will be increased to $1,000,000 gross per annum, with effect from 1 July 2003.

VARIABLE PERFORMANCE PAYMENT

The Board has agreed that you will no longer participate in the Telecom EVA Incentive Plan under clause 4 of your contract and you will instead participate in the Performance Incentive Scheme, with effect 1 July 2003. The rules governing the operation of the Performance Incentive Scheme are set out in the attached Performance Incentive Scheme Rules. The Board reserves the right, subject to and in accordance with the Performance Incentive Scheme Rules to cancel or amend this Scheme at any time, in its sole discretion.

The target value with effect from 1 July 2003 is $1,000,000 per annum.

SHARE OPTIONS

The Board has agreed that with effect from 1 July 2003 you will no longer participate in the Telecom Executive Option Scheme under clause 6 of your contract, and you will instead participate in the Performance Option Scheme. The allocation of any share options under the Performance Option Scheme is made at the sole discretion of the Board and is subject to decision by the Board each year. The rules governing the Performance Option Scheme are set out in the Performance Option Scheme Rules attached. The Board reserves the right, subject to and in accordance with the Performance Option Scheme Rules to cancel or amend this Scheme at any time, in its sole discretion.

Effective 19 September 2003, the Board have determined to allocated to you 500,000 options under the Performance Option Scheme.

OTHER TERMS AND CONDITIONS

The above terms vary clauses 3, 4 and 6 of your contract and are deemed to be included in clause 13.3 of your contract. All other terms and conditions as set out in your contract remain unchanged and in force and effect.

Yours sincerely

/s/ RODERICK DEANE

Roderick Deane Chairman

I, Theresa Elizabeth Gattung, understand and accept the conditions of employment set out in this variation to my Contract and I confirm my acceptance of these terms and conditions.

/s/ THERESA E GATTUNG

Theresa E Gattung

Date 15 November 2003